SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2011

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒       Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐       No   ☒

Announcement  |  Lisbon  |  4 May 2011

Short Position

Portugal Telecom, SGPS S.A. (“PT”) informs that it was notified that Barclays Plc (“Barclays”) now holds a relevant short position on 0.88% of PT’s share capital, as a result of transactions carried out on the 2 May 2011 by the following Barclays’ subsidiaries: Barclays Capital Securities Ltd and Palomino Limited.

PT was further informed that such relevant short position is held as follows:

Entity	Holding Type		Holding	% of Share Capital
Palomino Limited	Equity		-44,174	-0.005%
Barclays Capital Securities Ltd	Equity		13,703,857	1.53%
	Derivatives
	Counterparty	Instrument Type
	Portugal Telecom, SGPS S.A.	Swap	-20,640,000	-2.30%
	UBS OConnor LLC	CFD	-700,447	-0.08%
	CMC Markets UK PLC	CFD	-57,826	-0.01%
	SAC Capital Management LLC	CFD	-34,484	-0.004%
	Stratus Master Limited	CFD	-292,911	-0.03%
	Seigneur Limited	CFD	219,160	0.02%
Aggregate Total			-7,846,825	-0.88%

This statement is pursuant to the terms and for the purposes of article 5 the Portuguese Securities Commission Regulation no. 4/2010, following communication received from Barclays Bank Plc, with head office at 1 Churchill Place, London E14 5HP, United Kingdom.(1)

(1) PT informs that the interests disclosed above were calculated with reference to 896,512,500 issued shares. Considering the number of shares required to cover the swap held by PT as described above, shares outstanding would be 875,872,500.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 04, 2011

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.